Exhibit 17.03

April 24, 2005

Board of Directors
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, CA 94086

Fellow Directors:

I hereby resign my position as a Director of Silicon Image, effective today, due to events surrounding the question of whether or not David Lee should be re-nominated to the Board of Directors of Silicon Image.

Respectfully Submitted,

/s/ Keith McAuliffe

Keith McAuliffe

Cc:	Patrick Reutens Dennis DeBroeck